
02040465


SEC MAIL
RECEIVED
PROCESSING
JUN 27 2002
WASH. D.C.
155
SECTION

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 333-74727

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ROSS ROY COMMUNICATIONS, INC. EMPLOYEE SAVINGS
AND INVESTMENT PLAN AND TRUST
(now known as the InterOne Marketing Group Inc. Profit Sharing Plan)
c/o InterOne Marketing Group Inc.
as Plan Administrator
880 West Long Lake
Troy, MI 48098

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OMNICOM GROUP INC.
437 Madison Avenue
New York, NY 10022

ROSS ROY COMMUNICATIONS, INC. EMPLOYEE SAVINGS AND INVESTMENT PLAN AND TRUST

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

INDEPENDENT AUDITOR'S REPORT

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000

Notes to Financial Statements for the Years Ended December 31, 2001 and 2000

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2001

Schedule of Assets (Held at End of Year) December 31, 2001

Note: Schedules other than those referred to above have been omitted as inapplicable or not required under the instructions contained in Regulation S-X or the information is included elsewhere in the financial statements or the notes thereto.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSS ROY COMMUNICATIONS, INC. EMPLOYEE SAVINGS AND INVESTMENT PLAN AND TRUST (now known as the InterOne Marketing Group Inc. Profit Sharing Plan)

By: InterOne Marketing Group Inc.,
Plan Administrator

By: 
David C. Heist
Senior Vice President

June 26, 2002

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895

Tel: (313) 396-3000
www.deloitte.com



INDEPENDENT AUDITORS' REPORT

Retirement Committee
InterOne Marketing Group Inc.
Troy, Michigan

We have audited the accompanying statements of net assets available for benefits of Ross Roy Communications, Inc. Employee Savings and Investment Plan and Trust (now known as InterOne Marketing Group Inc. Profit Sharing Plan) (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 14, 2002

ROSS ROY COMMUNICATIONS, INC.
EMPLOYEE SAVINGS AND INVESTMENT PLAN AND TRUST
(now known as InterOne Marketing Group Inc. Profit Sharing Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
NET ASSETS:		
Cash	$ 21,642	$ 65,175
Investments at fair value (Note 3)	18,358,131	17,763,737
Loans to participants	366,144	418,827
Receivables:		
Participants' contributions	65,309	64,017
Employer's contributions	488,270	839,480
Loan repayments	7,656	8,817
Accrued investment income	9,465	8,465
Total receivables	570,700	920,779
NET ASSETS AVAILABLE FOR BENEFITS	$19,316,617	$19,168,518

See accompanying notes to financial statements.

ROSS ROY COMMUNICATIONS, INC.
EMPLOYEE SAVINGS AND INVESTMENT PLAN AND TRUST
(now known as InterOne Marketing Group Inc. Profit Sharing Plan)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	$19,168,518	$19,905,111
ADDITIONS:		
Interest and dividends	539,589	1,191,927
Contributions:		
Participant	2,140,280	1,872,484
Employer	730,701	1,047,852
Rollovers from other qualified plans	168,991	238,888
Total contributions	3,039,972	3,159,224
Total additions	3,579,561	4,351,151
DEDUCTIONS:		
Net depreciation in fair value of investments	1,876,545	2,101,587
Benefits paid to participants	1,552,572	2,983,532
Administrative expenses and other	2,345	2,625
Total deductions	3,431,462	5,087,744
NET INCREASE (DECREASE)	148,099	(736,593)
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$19,316,617	$19,168,518

See accompanying notes to financial statements.

1. DESCRIPTION OF THE PLAN

Ross Roy Communications, Inc. Employee Savings and Investment Plan and Trust (now known as InterOne Marketing Group Inc. Profit Sharing Plan) (the "Plan") was established on January 1, 1985. It is a voluntary, defined contribution plan covering employees 21 years or older with 1,000 hours (for profit sharing contributions) or at least three months (for elective deferrals and matching contributions) of service to InterOne Marketing Group Inc., formerly Ross Roy Communications, Inc. (the "Company").

Participant Contributions - Participants may elect to contribute from 1% to 15% of eligible compensation. Rollover contributions from other qualified plans are also permitted at the discretion of the administrator. Effective January 1, 2002, no further participant elective deferrals shall be permitted under the Plan.

Employer Contributions - The Plan currently allows for employer matching contributions of 25% for each $1 of participant contribution. Participant contributions in excess of 4% of a participant's eligible compensation are not eligible for matching employer contributions. This matching contribution is self-directed by the participant. Effective January 1, 2002, the Company shall not make a matching contribution on behalf of any participant.

The Company made integrated discretionary employer contributions each year, which were allocated among eligible participants based on eligible compensation. The Company made a profit sharing contribution of $479,846 and $831,541 for the years ended December 31, 2001 and 2000, respectively.

Vesting - A participant is fully vested in his or her elective contribution account, employer matching contribution account, and rollover account. Participants are fully vested in their total accounts upon their normal retirement date, death or disability. Employer discretionary contributions vest 100% after five years.

Forfeitures - Nonvested employer contributions of terminated employees are generally allocated first, to reinstatements; second, to plan expenses; third, to employer matching contributions; and fourth, to employer profit sharing contributions.

Benefits Paid to Participants - Upon normal retirement, disability or death, the entire balance of the participant's account becomes payable to the participant or participant's beneficiary. Upon any other termination of employment, the participant receives the vested portion of the account. Upon termination of service, a participant will receive benefits in the form of a single life annuity, or if the participant is married, in the form of a joint and survivor annuity with a 50% continuation factor. A participant may elect to receive benefits in the following optional forms: in a single lump sum; in equal regular installments paid not less frequently than annually over a period not to exceed the life expectancy of the participant and the participant's beneficiary; or, in the form of a joint and survivor annuity with a 50%, 75%, or 100% continuation factor. A participant may also elect to leave the funds in the Plan if his or her account balance exceeds $5,000. Additionally, a participant may elect to defer payment of plan benefits until the April 1 following of the calendar year he or she reaches age 70-1/2. If the participant has not yet terminated his or her employment with the Company (or an affiliate or subsidiary of the Company) by that date, he or she may elect to defer payment of benefits until such time as his or her employment ends.

Administrative Expenses - Trustee fees and other expenses are paid by the Plan through forfeitures, when available. Otherwise, these fees are paid by the Company.

Loans to Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates used by commercial lending institutions. Principal and interest are paid ratably through payroll deductions which cannot exceed five years. The amount of loans to participants are shown at carrying value which approximates market.

Allocations - A participant's account is adjusted on a daily basis to reflect net earnings, including realized and unrealized gains or losses, of the Plan, as well as investment appreciation or depreciation. The adjustment is allocated based on the participant's proportionate share of the aggregate account balances.

Complete information about the Plan summarized above is contained in the Ross Roy Communications, Inc. Employee Savings and Investment Plans and Trust (now known as InterOne Marketing Group Inc. Profit Sharing Plan) as Amended and Restated. A copy of this document is available from the Plan Administrator.

2. SUMMARY OF ACCOUNTING POLICIES

Investments - The investments of the Plan are stated at fair value as determined by quoted market prices. Accordingly, net appreciation (depreciation) on the value of the investments is reflected in the Statements of Changes in Net Assets Available for Benefits. Purchases and sales of securities are recorded on a trade-date basis.

The Plan invests in funds which invest in guaranteed investment contracts ("GIC's"). Certain GIC's include benefit responsive features and are carried at cost plus accrued interest. The average yield on these contracts was 6.50% and 6.65% for the years ended December 31, 2001 and 2000, respectively. The crediting interest rate for the contracts ranged between 1.90% and 8.00% as of December 31, 2001 and 5.24% and 8.08% as of December 31, 2000.

Basis of Presentation - The financial statements of the Plan have been prepared using the accrual method of accounting.

Estimates and Assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported thereon. Due to the inherent uncertainty in making estimates, actual results may differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3. INVESTMENTS

Investments, excluding loans to participants, are stated at fair value at December 31 as shown below. Investments that represent 5% or more of the Plan's assets are identified separately.

	2001	2000
Merrill Lynch Retirement Preservation Trust	$ 3,959,167	$ 3,377,448
Merrill Lynch Equity Index Trust I	2,265,379	2,020,848
Omnicom Group Inc. Common Stock	2,249,509	1,914,003
Franklin Small Cap Group Fund Class I	1,195,265	1,260,243
Merrill Lynch Fundamental Growth Fund Class A	1,076,296	0
Merrill Lynch EuroFund	1,620,509	2,025,248
Merrill Lynch Growth Fund	5	1,566,662
Merrill Lynch Global Allocation Fund, Inc.	1,250,866	1,081,767
MFS Mass Investors Growth Stock Fund	1,061,247	1,078,338
Merrill Lynch Balanced Capital Fund	1,763,720	1,816,699
Merrill Lynch Pacific Fund	713,113	830,604
Other Mutual Funds	1,203,055	791,877
Total	$ 18,358,131	$ 17,763,737

During 2001, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $1,876,545 as follows:

Net appreciation (depreciation):	
Common/collective trusts	$ (255,516)
Common stock	178,984
Mutual funds	(1,800,013)
Total	$ (1,876,545)

4. TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated April 10, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is designed and operated in compliance with the applicable requirements of the Internal Revenue Code. In 2002, the Company submitted a determination letter request to the IRS for a determination that the Plan as amended and restated effective as of January 1, 1997, and the trust continue to be tax-qualified under the appropriate sections of the Internal Revenue Code.

In 2002, the Company filed a Voluntary Correction Program Submission with the IRS in order to correct operational defects it determined had occurred. The IRS has not made a final determination on this matter, however, management believes that a favorable outcome will be reached.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Upon termination of the Plan, all accounts will become 100% vested. Participant accounts will be distributed either in a lump sum, or subject to the Plan provisions as if the Plan had not been terminated.

6. RELATED PARTY TRANSACTIONS

Certain Plan mutual fund and trust investments are managed by Merrill Lynch, trustee of the Plan. Such investments qualify as related party transactions. As of December 31, 2001, the Plan held investments in Merrill Lynch funds and trusts in the amount of $12,897,990. Purchases and sales in these funds during 2001 were $3,678,297 and $2,264,381, respectively. As of December 31, 2000, the Plan held investments in Merrill Lynch funds and trusts in the amount of $12,903,305. Purchases and sales in these funds during 2000 were $3,883,752 and $4,521,262, respectively.

All Plan common stock investments are in Omnicom Group Inc., the parent of the Company. Such investments qualify as related party transactions. As of December 31, 2001, the Plan held common stock in Omnicom Group Inc. in the amount of $2,249,509. Purchases and sales in these investments during 2001 were $553,328 and $396,806, respectively. As of December 31, 2000, the Plan held common stock in Omnicom Group Inc. in the amount of $1,914,003. Purchases and sales in these investments during 2000 were $618,111 and $516,979, respectively.

* * * * * *

ROSS ROY COMMUNICATIONS, INC.
EMPLOYEE SAVINGS AND INVESTMENT PLAN AND TRUST
(now known as InterOne Marketing Group Inc. Profit Sharing Plan)

EIN #38-2754933
PN #002

SCHEDULE H - Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value
		Common/Collective Trusts	
*	Merrill Lynch	Merrill Lynch Retirement Preservation Trust	$ 3,959,167
*	Merrill Lynch	Merrill Lynch Equity Index Trust I	2,265,379
		Total trusts	6,224,546
		Common Stock	
*	Omnicom Group Inc.	Common Stock (par value - $0.50)	2,249,509
		Mutual Funds	
	Merrill Lynch	Franklin Small Cap Group Fund Class I	1,195,265
*	Merrill Lynch	Merrill Lynch Fundamental Growth Fund Class A	1,076,296
	Merrill Lynch	Federated Bond Fund Class A	231,600
	Merrill Lynch	PIMCO Mid-Cap Growth	342,231
*	Merrill Lynch	Merrill Lynch EuroFund	1,620,509
*	Merrill Lynch	Merrill Lynch Equity Income Fund	248,935
*	Merrill Lynch	Merrill Lynch Growth Fund	5
*	Merrill Lynch	Merrill Lynch Global Allocation Fund, Inc.	1,250,866
	Merrill Lynch	MFS Mass Investors Growth Stock Fund	1,061,247
*	Merrill Lynch	Merrill Lynch Balanced Capital Fund	1,763,720
*	Merrill Lynch	Merrill Lynch Pacific Fund	713,113
	Merrill Lynch	Templeton World Fund	380,289
		Total mutual funds	9,884,076
	TOTAL		$ 18,358,131
*	Loans to participants	Prime + 1%, maturity dates vary through 2008	$ 366,144

Note: Further detail for individual participant loans is available upon request by appropriate personnel.

* Denotes party-in-interest.

EXHIBIT INDEX

Exhibit No.	Description	Page Number
I	Consent of Deloitte & Touche LLP	13

Exhibit I

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-74727 of Omnicom Group Inc. on Form S-8 of our report dated June 14, 2002, appearing in this Annual Report on Form 11-K of Ross Roy Communications, Inc. Employee Savings and Investment Plan and Trust (now known as InterOne Marketing Group Inc. Profit Sharing Plan) for the year ended December 31, 2001.

Deloitte & Touche LLP

Detroit, Michigan
June 25, 2002